EXHIBIT 12.0

WGL HOLDINGS, INC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

($ in Thousands)

Twelve Months Ended September 30,	2002	2001	2000	1999	1998

FIXED CHARGES:
Interest Expense	$44,917	$49,838	$43,535	$37,437	$37,473
Amortization of Debt Premium, Discount and Expense	391	260	346	566	370
Interest Component of Rentals	12	12	12	12	12

Total Fixed Charges	$45,320	$50,110	$43,893	$38,015	$37,855

EARNINGS
Net Income before Dividends on Preferred stock	40,441	83,765	84,574	68,768	68,629
Add:
Income Taxes Applicable to Utility Operating Income	28,702	59,009	47,821	38,689	38,022
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)- Net	3,175	(1,993)	(153)	2,887	1,784
Total Fixed Charges	45,320	50,110	43,893	38,015	37,855

Total Earnings	$117,638	$190,891	$176,135	$148,359	$146,290

Ratio of Earnings to Fixed Charges	2.6	3.8	4.0	3.9	3.9